Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: March 13, 2007
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2006 Annual Results of the Swisscom Group:
SIGNATURES

Press Release
2006 Annual Results of the Swisscom Group:
Growing customer base, increased investments in network and higher dividends — exceptional items in first half-year lead to dip in profits

	1.7.-31.12.2006	Change*	1.1.-31.12.2006	Change*

Net revenue (in CHF millions)	4880	1.2%	9653	-0.8%
EBITDA (in CHF millions)	1973	0.1%	3787	-9.2%
Net income (in CHF millions)	840	-7.3%	1599	-20.9%
Net earnings per share (in CHF)	15.54	-0.3%	28.92	-14.4%

*	Change in comparison with prior year;

**	Net income after deduction of minority interests
Swisscom closed 2006 with net revenue virtually on a par with the prior year at CHF 9.65 billion, and operating income before interest, taxes, depreciation and amortisation (EBITDA) of around CHF 3.79 billion, 9.2% below the 2005 figure. Provisions for interconnection proceedings and IT outsourcing projects, as well as the massive reduction in mobile termination charges since June 2005, had a negative effect on income in the first half of 2006. Business was stable in the second half of the year, with revenue growing by 1.2% year-on-year to CHF 4.88 billion and EBITDA higher at CHF 1.97 billion. Net income after deduction of minority interests was down by 7,3% in the second half of the year to CHF 840 million. The number of mobile and ADSL customers rose sharply. An increased dividend of CHF 17 per share (2006: CHF 16) will be proposed to the General Meeting of Shareholders. Swisscom expects net revenue to rise to around CHF 9.7 billion and operating income (EBITDA) to around CHF 3.9 billion for the 2007 financial year.

Swisscom AG
Group Media Relations	Phone +41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax +41 31 342 07 30	media@swisscom.com

Press Release

	As at 31.12.2005:	As at 31.12.06:	Change

Fixnet connections (in millions)	4.92	5.12	4.0%
Of which broadband (in millions)	1.10	1.37	24.6%
Mobile customers (in millions)	4.28	4.63	8.2%
Employees (full-time equivalent)	16,088	17,068	6.1%

Growth in ADSL and mobile — high-level investment in broadband communications
The Fixnet segment continues to enjoy strong growth in broadband access lines: In 2006 the number of customers rose by 24.6% to 1.37 million, of which 936,000 were customers of Bluewin and 432,000 customers of other providers. Due to intense infrastructure competition with cable companies and the increased popularity of new mobile technologies, the number of analog and digital connections fell by 2.0% to 3.75 million. Moves to expand VDSL broadband technology led to a sharp increase of 23.5% in Fixnet’s capital expenditure to CHF 610 million. VDSL is already available to more than 65% of Swiss households. Since November 2006 Swisscom and Bluewin TV have been offering a full-service triple-play package: For a monthly charge of CHF 29, customers can receive more than 100 television channels and 70 radio channels. The launch of Bluewin TV was met by high demand, with more than 20,000 customers signing up for the new product within the space of only two months.
The Mobile segment also saw a rise in customer numbers, up by 351,000 or 8.2% to 4.63 million, due primarily to new price models (e.g. Liberty hourly rate of CHF 0.50) and the launch of M-Budget Mobile. By the end of the year, around 1.6 million customers were using products belonging to the Liberty family, while the prepaid product M-Budget Mobile had attracted over 278,000 customers. These new price models led to an increase in usage, with the average number of minutes per customer and month (AMPU) up from 120 to 124. Lower prices and the high proportion of prepaid users caused average revenue per customer to fall from CHF 74 to CHF 65.
No provision will be made in connection with the CHF 333 million sanction imposed on Swisscom for misuse of its dominant market position in mobile termination by the Competition Commission (Weko) on 5 February 2007. Swisscom rejects both the charge that it misused its dominant market position and the sanction, and will contest the ruling.
Swisscom IT services and Swisscom Solutions recorded a highly satisfactory volume of incoming orders for their project and outsourcing businesses. Multi-year contracts were finalised with business customers worth a total order volume of around CHF 600 million.

Swisscom AG
Group Media Relations	Phone +41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax +41 31 342 07 30	media@swisscom.com

Press Release
Swisscom Group’s workforce grew year-on-year by 980 or 6.1% to 17,068 full-time equivalents, mainly as a result of acquisitions and growth in new business areas. Of this increase, around 660 positions were the result of takeovers (especially Comit and business areas of Siemens Switzerland).
Share buy-backs to end — dividends to be raised
An increased dividend of CHF 17 per share (2006: CHF 16) will be proposed to the General Meeting of Shareholders. On 12 March 2007 Swisscom announced its intention to acquire the Italian company Fastweb. If it is successful, Swisscom will end its current pay-out policy (share buybacks plus dividends) in favour of loan replayments: with the exception of a special buy-back of CHF 500 million in 2008, the company will no longer undertake share buybacks for the present, but instead convert its existing pay-out policy to a purely dividend-based policy. Dividends will continue to amount to roughly half the net income and therefore ensure an attractive return for Swisscom shareholders.
Stronger competition in 2007
Swisscom expects to close 2007 with net revenue of around CHF 9.7 billion and operating income before interest, taxes, depreciation and amortisation (EBITDA) of around CHF 3.9 billion. The downturn in the fixed-network business due to stronger competition should be offset by growth in other areas. Capital expenditure will amount to around CHF 1.4 billion.
Link to the Annual Results:
http://www.swisscom.com/bericht 2006
Berne, 13 March 2007
Cautionary statement regarding forward-looking statements
This communication contains statements that constitute “forward-looking statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom AG
Group Media Relations	Phone +41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax +41 31 342 07 30	media@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: March 13, 2007	by:	/s/ Rolf Zaugg
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law